Exhibit 19.1

INSIDER TRADING POLICY

Rev. July 2023

Exhibit 19.1

I.
PURPOSE

The purpose of this Insider Trading Policy (“Policy”) is to provide general procedural guidelines for CECO Environmental Corp. (“CECO” or “Company”) and its directors, officers, and employees to follow when in possession of Material Nonpublic Information (defined below) about Company or other entities and to reduce the risk that Insider Trading occurs. In order to avoid the appearance of Trading on Material Nonpublic Information concerning Company and to facilitate compliance with certain transaction reporting obligations under applicable federal securities laws, the Policy also provides procedures for directors, officers, and certain employees to follow when conducting transactions in Company Securities (defined below) and reporting such transactions to the U.S. Securities and Exchange Commission ("SEC") and other applicable exchanges. Trading on Material Nonpublic Information or providing Material Nonpublic Information to others who purchase or sell securities based on such information is a violation of the federal securities laws and is prohibited by Company. Violations of federal securities laws may result in civil or criminal liability for Company and its officers and directors. Therefore, any violation of this Policy by a director, officer, or employee of Company may result in disciplinary action including termination.

II.
SCOPE

This Policy applies to all individuals, including but not limited to Company’s executive officers, directors, other management personnel, full-time and part-time employees, temporary employees, consultants, independent contractors, outside advisers, and other temporary Insiders (including, without limitation, investment bankers, analysts, accountants and attorneys), who provide services to Company or any of its subsidiaries and who receive or have access to Material Nonpublic Information. This Policy also applies to family members and to those who share a household with someone otherwise subject to this Policy, as well as independent retirement accounts, trusts and other entities controlled by those subject to this Policy. In addition, individuals who have recently departed from Company or any of its subsidiaries or otherwise terminated a relationship with Company or any of its subsidiaries will be expected to comply with the terms of this Policy for the period of time during which such individuals are in possession of Material Nonpublic Information until its public release and absorption by the securities market.

III.
INSIDER TRADING PROHIBITIONS

The Insider Trading laws prohibit (i) buying, selling, or gifting securities of a company while in possession of Material Nonpublic Information (as defined below) about that company, (ii) engaging in any other action to take advantage of such Material Nonpublic Information, and (iii) passing such Material Nonpublic Information on to others who might purchase or sell securities on the basis of the information. These laws apply not only to Trading (defined below) Company Securities, but also to Trading in the securities of other companies about which the person doing the Trading has acquired Material Nonpublic Information.

If employees obtain Material Nonpublic Information concerning a customer, potential customer, supplier, potential supplier, or another company doing or contemplating doing business with CECO, the law considers that individual to be an Insider of that company and, therefore, prohibits the purchase or sale of such company's securities or making Trading recommendations to others. If an individual violates this prohibition, the individual may be subject to all the penalties for Insider Trading described in this Policy. Employees must also always remember that information that may not be material to CECO may be material to a customer, supplier, or another company. This Policy is in addition to existing conflict of interest policies prohibiting or restricting employees' investing in CECO’s customers, potential customers, suppliers, potential suppliers, and business partners.

Exhibit 19.1

IV.
POLICY
A.
Trading on Material Nonpublic Information

1.
If you have Material Nonpublic Information relating to CECO or information that might affect the market value of securities of any other company that is acquired in the course of your employment with CECO, neither you nor any Related Person (defined below) may Trade Company Securities, or the securities of the other company, or engage in any other actions to take advantage of, or pass on to others, that information.

2.
Directors, officers, and other personnel who regularly have access to or generate Material Nonpublic Information are subject to additional restrictions on Trading of Company Securities. (If you are subject to these additional restrictions, a summary of the restrictions is attached as a Supplement to this Policy.)

3.
You bear the ultimate responsibility for following this Policy and avoiding improper transactions or the appearance of improper transactions.

4.
CECO may adopt additional restrictions or limitations applicable to some or all employees.

5.
Any questions regarding this Policy should be directed to Company’s General Counsel.

6.
The restrictions on Trading in this Paragraph A do not apply to transactions made under an Approved Rule 10b5-1 Trading Plan (defined below).

7.
In addition, CECO is prohibited from Trading in Company Securities on the basis of Material Nonpublic Information.

B.
Hedging; Loans

Certain forms of hedging or monetization transactions, such as zero-cost collars and forward sale contracts, allow an Insider to lock in much of the value of his or her stock holdings, often in exchange for all or part of the potential for upside appreciation in the securities. These transactions allow the Insider to continue to own the covered securities, but without the full risks and rewards of ownership. When that occurs, the Insider may no longer have the same objectives as the Company’s other shareholders. Therefore, Company prohibits Insiders from hedging or monetization transactions, including through the use of financial instruments such as prepaid variable forwards, equity swaps, collars, and exchange funds, or through other transactions that hedge or offset, or are designed to hedge or offset, any decrease in the market value of Company Securities. Insiders are also prohibited from pledging, hypothecating, or otherwise using Company Securities as collateral for a loan or other form of indebtedness.

C.
Speculative Trading and Short Sales

CECO considers it improper and inappropriate for any of its personnel to engage in short-term or speculative transactions involving Company Securities. It also is CECO's policy that you may not engage in any of the following activities with respect to Company Securities at any time:

•
Short sales (a sale of securities which are not owned by the seller at the time of the sale), including short sales against the box.
•
Buying or selling puts or calls.
•
Frequent Trading (for example, daily or weekly) to take advantage of fluctuations in stock price.

Exhibit 19.1

In addition, because purchasing of Company Securities on margin can raise potential problems under the securities laws, it is strongly suggested that you consult with the General Counsel before purchasing or selling Company Securities in margin accounts.

D.
Stock Option Plan Transactions

Employee benefit plan transactions present special issues any time you possess Material Nonpublic Information. Generally, a stock option exercise is not likely to violate the Insider Trading rules because the exercise price was set when the option was granted. If, however, the exercise price is paid by tendering previously-owned shares of Company Securities and you possess Material Nonpublic Information, a violation can occur. Furthermore, if you possess Material Nonpublic Information, the sale of Company Securities acquired on exercise will result in a violation. Because of the complexity of the rules, if you believe you may possess Material Nonpublic Information, you should seek advice from the General Counsel (ogc@onececo.com) before engaging in any benefit plan transaction involving Company Securities.

E.
Transactions by Related Persons

The same restrictions that apply to you also apply to Related Persons. Each individual to whom this Policy is applicable is expected to be responsible for Related Persons’ compliance with the terms of this Policy.

F.
Tipping

Insiders may be liable for Tipping (defined below) to any third party not limited to just Related Persons. Further, Insider Trading violations are not limited to Trading or Tipping by Insiders. Persons other than Insiders also can be liable for Insider Trading, including Tippees who Trade on Material Nonpublic Information Tipped to them and individuals who trade on Material Nonpublic Information that has been misappropriated. Tippees inherit an Insider’s duties and are liable for Trading on Material Nonpublic Information Tipped to them by an Insider. Similarly, just as Insiders are liable for the Trading of their Tippees, so are Tippees who pass the information along to others who Trade. In other words, a Tippee’s liability for Insider Trading is no different from that of an Insider. Tippees can obtain Material Nonpublic Information by receiving overt tips from others or through, among other things, conversations at social, business, or other gatherings.

G.
Rule 10b5-1

Under Rule 10b5-1 of the Securities Exchange Act of 1934, an individual has an affirmative defense against an allegation of Insider Trading if he or she demonstrates that the purchase, sale, or other trade in question took place pursuant to a binding contract, specific instruction or written plan that was put into place before he or she became aware of Material Nonpublic Information. Such contracts, irrevocable instructions, and plans are commonly referred to as Rule 10b5-1 Trading Plans.

Employees will be permitted to Trade in Company Securities outside of a permitted Trading period pursuant to an Approved Rule 10b5-1 Trading Plan, which requires:

a.
adoption of a binding, good faith contract for Trading securities with another person (who does not have Material Nonpublic Information) to execute Trades for the instructing person’s account;

b.
that the contract is in the form of a written plan for Trading securities, which is:

Exhibit 19.1

i.
Adopted during an open window period,
ii.
Adopted when the individual is not in possession of Material Nonpublic Information, and
iii.
Approved by Company’s General Counsel, prior to any Trades under that plan being executed; and

c.
that the plan specify the dates, prices, and amounts of securities to be sold and cannot be modified during the specified execution period (i.e., the individual is not permitted to exercise any subsequent influence over how, when, or whether to effect purchases or sales).

For persons other than CECO itself, the Rule 10b5-1 Trading Plan must provide for a waiting period between the date of signing and the earliest possible trade date under the Rule 10b5-1 Trading Plan (a “cooling-off period”). The required cooling-off period for directors and Section 16 Individuals is the later of (a) ninety (90) days, or (b) two business days following the filing of the Form 10-Q or Form 10-K for the fiscal quarter in which the plan was adopted, subject to a maximum of 120 days. The cooling-off period for persons other than Section 16 Individuals is thirty (30) days. Modifications of a Rule 10b5-1 Trading Plan will trigger a new cooling-off period if the modification changes the amount, price, or timing of trades, including a change to a formula that affects these inputs. Modifications do not trigger a new cooling-off period if they are immaterial or administrative, such as an adjustment for stock splits or a change in account information.

Insiders (other than issuers) may not have more than one Rule 10b5-1 Trading Plan in place at the same time, other than:

•
Contracts with multiple brokers – A series of separate contracts with different broker-dealers or other agents may be treated as a single Rule 10b5-1 Trading Plan if each, when taken as a whole, meets the applicable conditions of and remain collectively subject to Rule 10b5-1.
•
Later-commencing plans – An Insider may maintain separate Rule 10b5-1 Trading Plans at the same time so long as Trading under the later-commencing Rule 10b5-1 Trading Plan is not authorized to begin until after all trades under the earlier-commencing Rule 10b5-1 Trading Plan are completed or expired without execution.
•
Sell-to-cover plans – An Insider may enter into additional Rule 10b5-1 Trading Plans that only authorize qualified “sell-to-cover” transactions to satisfy tax withholding obligations at the time an equity award vests, and the person does not otherwise exercise control over the timing of such sales.

Anyone (other than CECO itself) may only once during any 12-month period rely on the Rule 10b5-1 affirmative defense for a single-trade plan (one designed to effect the purchase or sale of the total amount of the securities subject to the plan as a single transaction) with the exception of “sell-to-cover” plans as described above. The determination of whether a Rule 10b5-1 Trading Plan constitutes a single-trade plan pursuant to the exception provided in Rule 10b5-1 will be made by CECO’s General Counsel in his or her sole determination.

H.
Short-term Trading

Insiders who purchase Company Securities may not sell any Company Securities of the same class for at least six months after the purchase.

I.
Bona Fide Gifts

Bona Fide Gifts of Company Securities are subject to the restrictions of this policy.

Exhibit 19.1

V.
DEFINITIONS

This Policy prohibits, among other things, Trading Company Securities, or the securities of any other company while in possession of Material Nonpublic Information, or Tipping.

“Approved Rule 10b5-1 Trading Plan” means a Trading plan adopted pursuant to Securities and Exchange Commission Rule 10b5-1(c) (17 C.F.R. §240.10b5-1(c)) and approved by Company’s General Counsel.

“Bona Fide Gift” means a gift that is not required or inspired by any legal duty or that is in any sense a payment to settle a debt or other obligation.

“Confidential Information” is information gained in the course of employment with Company. An employee may gain Confidential Information while performing duties or merely by being in contact with Company customers or suppliers. Confidential Information may belong to Company or to a Company customer or supplier. For certain projects, Confidential Information may be specifically defined in a master service agreement, a nondisclosure agreement, or a confidentiality agreement.

“Company Securities” means any security of Company, including common stock, preferred stock, derivative securities such as warrants and options, and debt securities such as debentures, bonds, and notes (convertible and non-convertible).

“Insider” Any person who possesses Material Nonpublic Information is an “Insider” as to that information. Insiders include Company directors, officers, employees, independent contractors, and those persons in a special relationship with Company (e.g., its auditors, consultants, or attorneys). The definition of “Insider” is transaction specific; that is, an individual is an Insider with respect to each piece of Material Nonpublic Information of which he or she is aware.

“Material Information” is any information that a reasonable investor would consider important in making an investment decision regarding the purchase or sale of the securities in question. In other words, any information which could reasonably be expected to affect the price of Company Securities is "material" information. Either positive or negative information may be material. While it is impossible to provide a complete list, for illustrative purposes, some examples of information that, as a general rule, should be considered "material" are:

•
financial results, reports, or projections
•
news of a pending or proposed merger, acquisition, divestiture, tender offer, or financing transaction
•
new equity or debt offerings
•
impending bankruptcy or financial liquidity problems

changes in top management

•
changes in dividend policy, declarations of stock splits or offerings of Company Securitiescalls, redemptions, or purchases of Company Securities
•
changes in prices or demand for CECO's products or services, or changes in CECO's cost structure
•
gain or loss of a substantial customer or supplier
•
significant new orders, products or services or other changes in operations
•
significant litigation or governmental investigation or other governmental action
•
initiation or settlement of labor negotiations or disputes, strikes or lockouts

“Material Nonpublic Information” is information that is both “Material Information” and “Nonpublic Information,” as each is defined herein.

Exhibit 19.1

“Nonpublic Information” is information that has not been previously disclosed to the general public or is otherwise not readily available to the general public. Information becomes public when it has been released through appropriate channels, such as a press release, governmental filing, or statement from a senior officer. Enough time (usually two to three days) must be allowed after such a release for the investing public to evaluate the information. At that point - and not before - the information is considered "public." All information that you learn about CECO (or any other company) in connection with your employment is Nonpublic Information until publicly disclosed.

“Related Person” includes a spouse, children, and anyone else living in an employee’s household, and may include children temporarily living away from home and adult relatives of you and your spouse, whether in your household or not; partnerships in which employees are a general partner; trusts of which employees are a trustee; and estates of which employees are an executor. Although a person’s adult relatives not living in the same household may not be considered a Related Person, in the context of Insider Trading these persons are likely to be suspect of an Insider Trading investigation and may be a “Tippee” for securities law purposes; therefore, it is crucial that you not disclose Confidential Information concerning CECO to anyone, including members of your household and extended family.

“Restricted Persons” are Section 16 Individuals, as well as their spouses and immediate family members sharing the same household, entities controlled by any such person and, upon their receipt of notice that they have been designated as a “Restricted Person,” other persons (their spouses and immediate family members sharing the same household and entities controlled by any such person) designated (including, in some cases, for specific time periods) by Company.

“Section 16 Individuals” are the directors of Company and the persons designated as “executive officers” of Company from time to time by Company’s Board of Directors. Stockholders that beneficially own more than 10% of Company common stock are also subject to Section 16 of the Securities Exchange Act of 1934.

A “Tippee” is a person to whom an employee has disclosed Material Nonpublic Information regarding a company or to whom the employee has made recommendations or expressed an opinion on Trading in a company’s securities based on such information.

“Tipping” is the passing along of Material Nonpublic Information to others. Penalties for Tipping apply whether or not you derive benefit from another's actions. Recommending that others buy or sell stock or other securities, even without telling them why, can still be unlawful.

“Trading” (or “Trade”) includes buying, selling, or otherwise transferring securities. Trading refers to not only the purchase or sale of a company’s securities, but also to the purchase or sale of puts, calls, or other options with respect to such securities.

VI.
ENFORCEMENT AND CONSEQUENCES OF THE INSIDER TRADING LAWS

The SEC, the U.S. Department of Justice, NASDAQ (the exchange on which CECO's Common Stock is traded), and private litigants have been vigorously pursuing violations of Insider Trading laws. Although most of the publicity about Insider Trading has centered around violations by individuals, federal law also imposes liability on companies and on "controlling persons" for Insider Trading law violations by company personnel. CECO's reputation for integrity and ethical conduct is extremely important to all of us. None of us can afford to have that reputation damaged by even the appearance of improper conduct by anyone employed by or associated with our company.

Exhibit 19.1

The penalties for Insider Trading law violations are significant:

Individuals who Trade on inside information, and those who tip information to others who then Trade, are subject to a civil penalty of up to three times the profit gained, or loss avoided; a criminal fine (no matter how small the profit) of up to $1 million; and a jail term of up to 10 years.

In addition, persons who violate this Insider Trading Policy, or who refuse to certify compliance with it, will be subject to appropriate disciplinary action up to and including dismissal. CECO may also refer potential violations of law to appropriate authorities.

Any of the above consequences, or even an SEC investigation which does not result in legal action, can tarnish CECO's reputation, and irreparably damage the careers of those involved.

VII.
SAFEGUARDING CONFIDENTIAL INFORMATION

You should treat all sensitive, Nonpublic Information about CECO (or any other company) as confidential and proprietary to CECO. You may not disclose such information to others (such as Related Persons, other relatives, business, or social acquaintances) who do not have a legitimate need for such information for business reasons. You must treat all such information carefully and avoid inadvertent or indirect disclosure of it. Even within CECO, Confidential Information should be distributed to or discussed with others only on a need-to-know basis, and those people should be told that the information is confidential. Be careful that your conversations are not overheard on elevators, airplanes, or other public places; do not leave confidential documents on conference tables, desks or otherwise unguarded; and take whatever steps are reasonably necessary to keep Confidential Information from being disclosed.

In addition, you must be especially alert to inquiries about CECO that may be made by the financial press, investment analysts, or others in the financial community. All such communications on behalf of CECO must be made through an appropriately designated individual(s) and under carefully controlled circumstances. Unless you are expressly authorized to the contrary, if you receive any inquiries of this nature, you should decline comment and refer the inquirer to CECO’s Office of the General Counsel at ogc@onececo.com.

VIII.
A WORD OF CAUTION

Any transaction that becomes the subject of an Insider Trading inquiry will be viewed by the SEC and the courts with 20-20 hindsight. Therefore, you must consider the appearance of any transaction both now and in the future. If you have any questions at all about the propriety of a transaction, you should contact the Office of the General Counsel at ogc@onececo.com for advice before Trading Company Securities.

IX.
REFERENCES, RELATED POLICIES, Attachments, Exhibits, and/or Appendices

Attachment: Supplement to Insider Trading Policy

Check the Code of Conduct for more information related to this topic, and see the following related policy:

CG-009 - Conflict of Interest Policy

Exhibit 19.1

SUPPLEMENT TO INSIDER TRADING POLICY

ADDITIONAL TRADING RESTRICTIONS

FOR SECTION 16 INDIVIDUALS

CECO Environmental Corp. has adopted a policy prohibiting Insider Trading and certain other securities transactions. That Policy applies to all of our personnel. As noted in the Policy, directors, officers, and others who regularly have access to, or generate, Material Nonpublic Information are subject to additional restrictions on the Trading of Company Securities. This Supplement applies to all directors and executive officers of CECO who are subject to the requirements of Section 16 of the Securities Exchange act of 1934 and all other Section 16 Individuals and Restricted Persons. In addition, CECO’s Chief Executive Officer or Chief Financial Officer may from time to time designate non-executive employees, either by name or by title, as subject to this Supplement, and the Supplement will be effective as to each such employee immediately upon the employee's receipt of notice of designation and a copy of this Supplement. Please see the Policy for defined terms used in this Supplement.

So long as you are a director or executive officer or other employee who has been designated as subject to these policies and procedures, this Supplement applies to:

•
You;
•
Your family members who reside with you; and
•
Any family members who do not live in your household but whose transactions in Company Securities are directed by you or are subject to your influence or control (such as parents or children who consult with you before they Trade in Company Securities).

You are responsible for the transactions of these other persons and, therefore, you should make them aware of these procedures and their need to confer with you before they engage in any transaction subject to this Supplement. As used in this Supplement, "you" means anyone subject to the policies and procedures described in this Supplement. Violations of this type always are examined with 20-20 hindsight, usually by people who do not know you or CECO. As a consequence, even the appearance of impropriety can result in negative consequences to both you and CECO. These additional Trading restrictions represent an effort to guard against even the appearance of impropriety. Therefore, in addition to the prohibitions on Insider and speculative Trading which apply to all CECO personnel, by virtue of your position, the following ADDITIONAL trading restrictions apply:

1.
You may Trade Company Securities only for a period beginning on the later of (i) one full trading day or (ii) 24 hours following CECO’s widespread public release of quarterly or year-end earnings, and ending on the date on which financial information for the ensuing fiscal quarter becomes internally available, typically the last day of the last month of a fiscal quarter end (e.g., December 31, 2023 in the case of fiscal 2023). This restriction on Trading does not apply to transactions made under an Approved Rule 10b5-1 Trading Plan.

2.
If you desire to Trade Company Securities, then you must request the pre-clearance of such Trade by submitting a written request to the Office of the General Counsel, who may permit such Trading after consideration of all relevant facts and circumstances concerning the request, including a demonstration that you are not in possession of Material Nonpublic Information and that such Trading is not likely to result in negative publicity to CECO or to raise investor concerns. The General Counsel and /or his or her designees in the Office of General Counsel may consult with the Chief Executive Officer, the Chief Financial Officer and/ or members of the Board of Directors, including the Chair of the Board, to make a determination about whether an individual requesting to Trade is in possession of Material Nonpublic Information.

Exhibit 19.1

3.
You must also comply with the reporting obligations on Trading in Company Securities and limitations on "short-swing" transactions set forth in the federal securities laws. The practical effect of these provisions is that if you both purchase and sell Company Securities within a six-month period, then you must disgorge all profits from the sale to CECO, whether or not you had knowledge of any Material Nonpublic Information. Under these provisions, and so long as certain other criteria are met, the receipt of equity awards under CECO’s option plans and the exercise of any option received, or the vesting of any restricted stock or restricted stock units, is not subject to these restrictions; however, the sale of any such shares received upon vesting or exercise of an option is subject to this 6-month rule. Additionally, you may never make a short sale of CECO’s stock.

4.
These restrictions also are in addition to the legal requirements that may otherwise apply to your Trading of Company Securities, such as the application of Securities Act Rule 144 and the prohibition on purchases while CECO is distributing securities of the same class.